Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 filed on or about October 10, 2023) and related Prospectus of The J. M. Smucker Company for the registration of common shares of The J. M. Smucker Company and to the incorporation by reference therein of our reports dated June 20, 2023, with respect to the consolidated financial statements of The J. M. Smucker Company, and the effectiveness of internal control over financial reporting of The J. M. Smucker Company, included in its Annual Report (Form 10-K) for the year ended April 30, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Akron, Ohio

October 10, 2023